CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS UNAUDITED

Three and six months ended June 30, 2017 and 2016

TABLE OF CONTENTS

Condensed Consolidated Interim Statements of Financial Position	2

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)	3

Condensed Consolidated Interim Statements of Changes in Equity	4

Condensed Consolidated Interim Statements of Cash Flow	5

Notes to the Condensed Consolidated Interim Financial Statements	6 - 20

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2017 AND DECEMBER 31, 2016
(In thousands of United States Dollars)

		June 30, 2017	December 31, 2016
	Note	$	$
Assets
Current assets
Cash and cash equivalents		54,918	59,675
Receivables		1,608	1,468
Inventories	6	37,108	32,374
Prepaid expenses and deposits		3,370	3,320
VAT receivable	7	20,551	22,881
		117,555	119,718
Non-current assets
Reclamation deposit	8	1,750	1,750
Exploration and evaluation assets	9	12,757	12,757
Mineral properties, plant and equipment	9	548,946	528,487
		563,453	542,994
Total assets		681,008	662,712

Liabilities
Current liabilities
Accounts payable and accrued liabilities		42,860	46,934
Current portion of long-term debt	10	-	469
		42,860	47,403
Non-current liabilities
Long-term debt	10	156,336	154,503
Asset retirement provision		26,106	25,374
Deferred income tax liability	5	24,383	19,007
		206,825	198,884
Total liabilities		249,685	246,287

Equity
Common shareholders' equity
Share capital	11	561,441	556,256
Equity reserves	12	47,305	46,613
Accumulated deficit		(177,945)	(186,444)
Total common shareholders' equity		430,801	416,425
Non-controlling interest	9 (d)	522	-
Total equity		431,323	416,425
Total liabilities and equity		681,008	662,712
Commitments and contractual obligations	13
Contingencies	14

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved by the Board of Directors on August 1, 2017:

“Peter Breese”	“Marcel de Groot”
Director	Director

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(In thousands of United States Dollars, except share and dollar per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2017	2016	2017	2016
	Note	$	$	$	$
Revenue	4	60,191	43,322	129,722	43,322
Royalties	4	(3,009)	(2,166)	(6,486)	(2,166)
Net revenue		57,182	41,156	123,236	41,156
Cost of sales
Production costs		(28,302)	(27,853)	(62,498)	(27,853)
Depreciation and depletion	9	(14,424)	(12,970)	(31,157)	(12,970)
Total cost of sales		(42,726)	(40,823)	(93,655)	(40,823)

Income from mine operations		14,456	333	29,581	333
Exploration and evaluation expenditures		(80)	(226)	(266)	(854)
General and administrative expenses		(3,388)	(1,677)	(6,188)	(5,070)
Income (loss) from operations		10,988	(1,570)	23,127	(5,591)

Finance income		143	144	293	295
Finance expense	16	(4,307)	(4,136)	(8,494)	(4,265)
Foreign exchange gain (loss)		(136)	(578)	(529)	2
Loss on derivatives	10 (b)	-	(767)	-	(1,270)
Income (loss) before income taxes		6,688	(6,907)	14,397	(10,829)

Income tax expense	5	(5,479)	(5,620)	(5,376)	(5,566)
Net income (loss) and comprehensive income (loss) for the
period		1,209	(12,527)	9,021	(16,395)

Net income (loss) attributable to:
Common shareholders		687	(12,527)	8,499	(16,395)
Non-controlling interest	9 (d)	522	-	522	-
		1,209	(12,527)	9,021	(16,395)
Earnings (loss) per share attributable to common shareholders:
Basic	19	0.00	(0.06)	0.04	(0.08)
Diluted	19	0.00	(0.06)	0.04	(0.08)
Weighted average number of shares outstanding:
Basic	19	203,426,633	197,474,070	203,214,328	197,239,163
Diluted	19	206,221,215	197,474,070	208,283,172	197,239,163

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(In thousands of United States Dollars, except for number of common shares)

						Non-controlling
		Number of shares	Share capital	Equity reserves	Accumulated deficit	interest	Total equity
	Note		$	$	$	$	$
Balance as at December 31, 2015		196,995,607	540,133	47,504	(173,228)	-	414,409
Issuance of common shares for:
Exercise of share-based options	11 (b)	1,896,725	5,126	(1,668)	-	-	3,458
Share-based payments	12 (a)	-	-	1,169	-	-	1,169
Loss and comprehensive loss for the period		-	-	-	(16,395)	-	(16,395)
Balance as at June 30, 2016		198,892,332	545,259	47,005	(189,623)	-	402,641

Balance as at December 31, 2016		201,829,207	556,256	46,613	(186,444)	-	416,425
Issuance of common shares for:
Exercise of share-based options	11 (b)	1,620,750	5,185	(1,613)	-	-	3,572
Share-based payments	12 (a)	-	-	2,305	-	-	2,305
Net income and comprehensive income for the period		-	-	-	8,499	522	9,021
Balance as at June 30, 2017		203,449,957	561,441	47,305	(177,945)	522	431,323

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(In thousands of United States Dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2017	2016	2017	2016
	Note	$	$	$	$

Cash provided by (used in):
Operating activities:
Net income (loss) for the period		1,209	(12,527)	9,021	(16,395)
Adjustments for:
Depreciation and depletion	9	14,433	12,979	31,179	12,983
Finance expense	10 (a), 16	4,307	4,136	8,494	4,265
Change in derivatives, net	10 (b)	-	767	-	1,270
Deferred income tax expense (recovery)	5	5,479	5,620	5,376	5,566
Interest and other income		(143)	(144)	(293)	(295)
Share-based payments	12 (a)	821	358	1,880	655
Unrealized foreign exchange loss (gain)		575	417	(215)	229
Operating cash flow before working capital changes		26,681	11,606	55,442	8,278
Change in non-cash working capital	15	7,064	6,466	(7,315)	(9,791)
Cash provided by (used in) operating activities		33,745	18,072	48,127	(1,513)

Investing activities:
Expenditures on mineral properties, plant and equipment	9	(23,713)	(54,452)	(49,763)	(82,296)
VAT refund relating to development activities	7	-	5,672	-	5,672
Interest received		105	90	181	295
Cash used in investing activities		(23,608)	(48,690)	(49,582)	(76,329)

Financing activities:
Shares issued for cash, net of share issuance costs	11 (b)	495	3,398	3,572	3,458
Interest paid	10 (a)	(4,155)	(2,929)	(7,020)	(2,929)
Loan modification fees	10 (a)	-	(3,275)	-	(3,275)
Cash used in financing activities		(3,660)	(2,806)	(3,448)	(2,746)

Impact of foreign exchange on cash and cash equivalents		235	85	146	258

Increase (decrease) in cash and cash equivalents for the period		6,712	(33,339)	(4,757)	(80,330)
Cash and cash equivalents, beginning of period		48,206	67,809	59,675	114,800
Cash and cash equivalents, end of period		54,918	34,470	54,918	34,470

Supplemental cash flow information	15

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada, whose head office, principal address and registered and records office are located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada. The Company’s principal project, the Asanko Gold Mine (“AGM” or “the Project”), which consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa, is being developed in three distinct phases. January 2016 saw Phase 1 of the AGM produce and pour its first gold and on April 1, 2016, the Company declared that Phase 1 of the AGM was in commercial production. A definitive feasibility study was released on June 5, 2017 in respect of Project 5M and Project 10M (formerly described as Phases 2A and 2B, respectively).

In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

2.	Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2016.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on August 1, 2017.

(b) Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Asanko Gold Ghana Limited (“Asanko Ghana”)	Ghana	90%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
Asanko Gold Exploration Ghana Limited	Ghana	100%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%

(c)	Changes in accounting standards

There were no new standards effective January 1, 2017 that had any impact on these condensed consolidated interim financial statements or are expected to have a material effect in the future. The following standards and interpretations have been issued but are not yet effective as of June 30, 2017.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 has an effective date of January 1, 2018. The Company is in the process of evaluating the impact IFRS 15 will have on its consolidated financial statements and expects to provide an update by the third quarter of 2017.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is in the process of evaluating the impact IFRS 9 will have on its consolidated financial statements and expects to provide an update by the third quarter of 2017.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2016.

4.	Revenue

The Company sold 48,462 and 106,274 ounces of gold to Red Kite during the three and six months ended June 30, 2017, respectively, in accordance with an Offtake Agreement (Note 10(c)) (three and six months ended June 30, 2016 – 35,074 and 43,783 ounces, respectively). Sales proceeds earned in the first quarter of 2016, prior to the commencement of commercial production, were recorded as an offset to pre-commercial production costs and included in development costs (Note 9(b)). Sales proceeds earned subsequent the commencement of commercial production on April 1, 2016 are included in revenue in the statement of operations and comprehensive income (loss).

Included in revenue is $0.2 million and $0.4 million relating to by-product silver sales for the three and six months ended June 30, 2017, respectively (three and six months ended June 30, 2016 – $0.2 million).

All of the Company’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana.

5.	Income tax

The classification of income taxes between current and deferred are as follows for each period presented:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
(in thousands of US dollars)	$	$	$	$
Current tax (expense) recovery	-	-	-	-
Deferred tax expense	(5,479)	(5,620)	(5,376)	(5,566)
Total	(5,479)	(5,620)	(5,376)	(5,566)

Income taxes are assessed based on annual results and, accordingly, determining the tax expense (recovery) for an interim period involves estimating the likely effective tax rate for the year. Income tax expense (recovery) cannot be exactly calculated until the end of the financial year when all allowances and taxable items are known. Consequently, calculating income taxes on the basis of the results of an interim period, in isolation, could result in recognising a tax expense (recovery) that is inconsistent with the manner in which tax is ultimately borne by the Company. Therefore, the calculation of the effective tax rate has been based on an estimate of the tax expense (recovery) for the current fiscal year expressed as a percentage of the expected accounting profit or loss.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

5.	Income tax (continued)

This percentage is then applied to net income (loss) for the current interim period, and the resulting tax expense (recovery) is recognised rateably over the year as a whole.

The deferred tax expense recognized in the three and six months ended June 30, 2017 of $5.5 million and $5.4 million, respectively, arose due to timing differences with respect to tax and accounting depreciation on the Company’s mineral properties, plant and equipment.

During the three and six months ended June 30, 2016, accelerated tax depreciation as a result of Phase 1 of the AGM reaching commercial production resulted in a deferred tax expense of $5.6 million for both periods presented.

6.	Inventories

	June 30, 2017	December 31, 2016
	$	$
Gold dore on hand	3,783	5,968
Gold-in-process	2,143	4,461
Ore stockpiles	18,160	14,361
Materials and spare parts	13,022	7,584
Total Inventories	37,108	32,374

No inventory has been recognized at net realizable value as at June 30, 2017 or December 31, 2016.

7.	VAT receivable

On April 1, 2016, the Company announced that the AGM was in commercial production and in addition, in April 2016, the Company received a letter from the Ghana Revenue Agency stating that the Company was entitled to a VAT refund to a total of $20.5 million with respect to the period July 2013 to December 2015. The Company considers these two events to be key triggers with respect to the recognition of all VAT receivable on the purchase of goods and services in Ghana. Effective April 1, 2016, with the commencement of commercial production, the Company recognizes a VAT receivable for the total of all VAT returns filed with the Ghana Revenue Agency less associated refunds. Prior to March 31, 2016, the Company had provided a full allowance against the VAT receivable with an offsetting charge to deferred development costs. Since the commencement of commercial production, the Company has received total VAT refunds of $38.0 million as of June 30, 2017 which includes the vast majority of VAT claimed by the Company up to September 30, 2016.

As of June 30, 2017, VAT receivable of $20.6 million has been recognized (December 31, 2016 - $22.9 million).

8.	Reclamation deposit

The Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and was made up of a Reclamation Deposit in the amount of $1.7 million and a bank guarantee of $6.8 million. The reclamation deposit accrues interest and is carried at $1.8 million at June 30, 2017 (December 31, 2016 - $1.8 million).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

8.	Reclamation deposit (continued)

During the year ended December 31, 2015, the Company deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the EPA. The Reclamation Deposit matures annually, but the Company is required to reinstate the deposit until receiving the final completion certificate by the EPA. The Company is expected to be released from this requirement 45 days following the third anniversary of the date the Company receives a final completion certificate.

9.	Mineral properties, plant and equipment

	Mineral interests
			Exploration	Plant,	Assets
	Depletable	Non-	and	buildings	under	Corporate	Total
		depletable	evaluation	and		assets
			assets	equipment	construction
	$	$	$	$	$	$	$
Cost
As at December 31, 2015	-	206,706	12,732	4,669	281,500	689	506,296
Additions	36,709	17,720	25	36,755	25,379	34	116,622
Reclassification of VAT recoverable	-	(25,013)	-	-	-	-	(25,013)
Write-off of deferred stripping assets	(7,123)	-	-	-	-	-	(7,123)
Changes in rehabilitiation provision	5,382	853	-	-	-	-	6,235
Transfers	111,177	(111,177)	-	299,538	(299,538)	-	-
As at December 31, 2016	146,145	89,089	12,757	340,962	7,341	723	597,017
Additions	28,791	1,993	-	1,495	18,960	20	51,259
Changes in rehabilitation provision	192	217	-	-	-	-	409
Reclassification of VAT recoverable	-	773	-	-	-	-	773
As at June 30, 2017	175,128	92,072	12,757	342,457	26,301	743	649,458

Accumulated depreciation and depletion
As at December 31, 2015	-	-	-	(2,187)	-	(556)	(2,743)
Depreciation and depletion	(23,405)	-	-	(29,606)	-	(19)	(53,030)
As at December 31, 2016	(23,405)	-	-	(31,793)	-	(575)	(55,773)
Depreciation and depletion	(13,646)	-	-	(18,314)	-	(22)	(31,982)
As at June 30, 2017	(37,051)	-		(50,107)	-	(597)	(87,755)

Net book value
At December 31, 2016	122,740	89,089	12,757	309,169	7,341	148	541,244
As at June 30, 2017	138,077	92,072	12,757	292,350	26,301	146	561,703

Depreciation and depletion for the three and six months ended June 30, 2017 includes $9 and $22, respectively, of depreciation included in general and administrative expenses (three and six months ended June 30, 2016 - $9 and $13, respectively).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

9.	Mineral properties, plant and equipment (continued)

	(a)	Mineral interests and plant, buildings and equipment

Depletable mineral interests consist of the pits currently being mined by the Company, while non-depletable mineral interests consist of the pits not currently being mined by the Company. Other property, plant and equipment costs related to the construction of non-operating pits of the AGM are classified as Assets under construction until such time the assets are available for and put into use, at which time the assets will be classified as Plant, buildings and equipment and depreciated in accordance with the Company’s accounting policy for the respective asset class.

	(b)	Pre-commercial production costs

During the pre-commercial production period, the Company capitalized the costs incurred for pre-commercial production mining, processing and support operations offset by the revenue from gold sales (net of royalties). A summary of the costs and revenues is provided below. Effective April 1, 2016, all such deferred development costs/assets under construction were transferred to the cost of mineral properties, plant and equipment.

January 1, 2016 -
March 31, 2016
$
Costs incurred during pre-commercial production	21,222
Revenue during pre-commercial production, net of royalties	(10,048)
Net costs deferred to development assets	11,174

(c)	Deferred stripping

During the three and six months ended June 30, 2017, the Company deferred a total of $11.0 million and $23.2 million, respectively, of stripping costs to depletable mineral interests (three and six months ended June 30, 2016 - $12.1 million). Depletion expense of $2.4 million and $6.2 million for the three and six months ended June 30, 2017, respectively, was charged on this asset during the periods and was recorded in cost of sales (three and six months ended June 30, 2016 - $0.6 million).

(d)	Non-controlling interest

The AGM is wholly-owned by Asanko Ghana. The Government of Ghana holds a 10% free carried interest in Asanko Ghana; this is considered to be a non-controlling interest in Asanko Ghana. At June 30, 2017, Asanko Ghana has an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company has allocated $0.5 million of Asanko Ghana’s net earnings to the non-controlling interest for the three and six months ended June 30, 2017 (three and six months ended June 30, 2016 - $nil).

(e)	Asset acquisitions

During the third quarter of 2016, the Company finalized the acquisition of various mining concessions located approximately 2km from the Nkran pit; the area currently being mined by Asanko. The purchase consideration was a combination of cash and shares for total consideration of $8.6 million and is now recognized as part of depletable mineral interests.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

10.	Long-term debt

	(a)	Long-term debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which is now fully drawn for a total of $150.0 million. The debt is carried at amortized cost and is presented net of unamortized financing fees of $16.5 million and unpaid interest up to May 2016 (when the loan was modified; see below). Interest on the DSFA is calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. The DSFA is fully secured by shares of the Company’s Ghanaian subsidiaries.

During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly instalments, with the last repayment on July 1, 2020. The Company will pay quarterly interest on the loan facility during the principal deferral period. There were no other changes to the existing debt facility terms. The amendments were considered to be a modification of the previous DSFA. A deferral fee of 2% of the loan principal, being $3.3 million, was paid in the second quarter of 2016 commensurate with signing the amendment. The deferral fee was deferred to the loan balance and is being amortized with previously deferred debt financing costs over the remaining life of the DSFA based on the revised effective interest rate of 10.5% .

Prior to April 1, 2016, all interest and accretion costs were capitalized to assets under construction. Commensurate with the declaration of commercial production, all interest and accretion costs are now charged to the consolidated statement of operations and comprehensive income (loss). During the three and six months ended June 30, 2017, $4.2 million and $8.2 million of loan accretion, withholding taxes, and accrued interest net of amortized deferred financing fees were recorded at a weighted-average effective interest rate of approximately 10.5% (three and six months ended June 30, 2016 - $4.0 million and $8.0 million, respectively, at a weighted-average effective interest rate of approximately 11.0%) . Of this balance, during the three and six months ended June 30, 2017 a total of $nil million was capitalized to assets under construction (three and six months ended June 30, 2016 - $nil and $4.0 million, respectively).

Additionally, during the three and six months ended June 30, 2017, the Company paid $3.0 million and $5.8 million, respectively, of interest to Red Kite (three and six months ended June 30, 2016 - $nil). During the second quarter of 2017, the Company also paid $1.2 million in withholding taxes to the Ghanaian tax authorities in relation to the Red Kite Loan.

(b)	Embedded derivative

An embedded derivative liability was recognized upon initial recognition for the DSFA loan in relation to the interest rate floor. The total fair value of the embedded derivative on drawdowns was estimated to be $1.4 million. During 2016, the Company changed its accounting policy in respect of its methodology to assess whether an interest rate floor embedded derivative is closely related to the host debt contract by incorporating contractual spread. Based on this change, the Company has determined that the interest rate floor embedded derivative is closely related to the host debt contract and as a result, the embedded derivative previously recognized in respect of the loan was derecognized in fiscal 2016.

(c)	Offtake agreement

In addition to the DSFA, the Company entered into an Offtake Agreement with Red Kite with the following details:

Sale of 100% of the future gold production up to a maximum of 2.22 million ounces to Red Kite;
Red Kite to pay for 100% of the value of the gold ten business days after shipment;

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

10.	Long-term debt (continued)

-	A provisional payment of 90% of the estimated value will be made one business day after delivery;
-	The gold sale price will be a spot price selected during a nine day quotational period following shipment of gold from the mine; and
-

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the DSFA as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

As of June 30, 2017, 262,934 ounces have been delivered to Red Kite under the offtake agreement (June 30, 2016 – 43,783 ounces).

11.	Share capital

	(a)	Authorized

Unlimited common shares without par value or restrictions; and Unlimited preferred shares without par value or restrictions.

	(b)	Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2015	196,995,607	540,133
Issued pursuant to asset acquisition (note 9(e))	2,000,000	8,395
Issued pursuant to exercise of share-based options (note 12(a))	2,833,600	7,728
Balance, December 31, 2016	201,829,207	556,256
Issued pursuant to exercise of share-based options (note 12(a))	1,620,750	5,185
Balance, June 30, 2017	203,449,957	561,441

12.	Equity reserves

	(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 9% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. All options granted to date, vest 25% on the date of grant and 12.5% every three months thereafter for a total vesting period of 18 months.

During the three and six months ended June 30, 2017, the Company recognized share-based payments expense of $1.0 million and $2.3 million, respectively, of which $0.2 million was capitalized to mineral properties during each period (three and six months ended June 30, 2016 – $0.4 million share-based payment expense of which $0.1 million capitalized to mineral properties; $1.2 million share-based payment expense of which $0.5 million capitalized to mineral properties, respectively).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

12.	Equity reserves (continued)

The following table is a reconciliation of the movement in share-based options during the period:

	Number of Options	Weighted average exercise price

		C$
Balance, December 31, 2015	14,786,791	2.57
Granted	2,915,000	2.18
Exercised	(2,833,600)	2.39
Cancelled/Expired	(276,441)	1.89
Balance, December 31, 2016	14,591,750	2.54
Granted	2,969,000	3.96
Exercised	(1,620,750)	2.75
Cancelled/Expired	(1,287,500)	3.85
Balance, June 30, 2017	14,652,500	2.69

The fair value of the share-based options granted is determined using the Black Scholes pricing model. For all grants during fiscal 2016, the assumed life, dividend yield and forfeiture rate were 3.14 years, nil and 2.89%, respectively. For all grants during the three months ended June 30, 2017, the assumed life, dividend yield and forfeiture rate were 3.46 years, nil and 0.79%, respectively. For all grants during the six months ended June 30, 2017, the weighted average assumed life, dividend yield and forfeiture rate were 3.43 years, nil and 0.83%, respectively. Other conditions and assumptions were as follows:

		Weighted	Weighted
		average	average risk-	Weighted	Weighted average
	Number of	exercise	free interest	average	Black-Scholes value
	options	price	rate	volatility	assigned
Period		C$			$
Year ended December 31, 2016	2,915,000	2.18	0.55%	49.52%	0.50
Three months ended June 30, 2017	85,000	3.31	1.52%	64.72%	1.11
Three months ended June 30, 2016	305,000	3.25	0.60%	50.45%	0.92
Six months ended June 30, 2017	2,969,000	3.96	1.54%	64.73%	1.16
Six months ended June 30, 2016	2,845,000	2.12	0.55%	49.06%	0.47

The following table summarizes the share-based options outstanding and exercisable at June 30, 2017:

	Total options outstanding			Total options exercisable
		Weighted average	Weighted		Weighted average	Weighted
Range of exercise	Number	contractual life	average	Number	contractual life	average
price		(years)	exercise price		(years)	exercise price
			C$			C$
C$1.00-C$2.00	2,371,250	3.46	1.97	2,076,250	3.45	1.97
C$2.01-C$3.00	7,739,750	2.03	2.19	7,688,500	2.02	2.18
C$3.01-C$4.00	4,371,500	3.24	3.92	2,537,750	2.21	3.89
C$4.01-C$5.00	170,000	4.07	4.38	110,000	4.02	4.31
	14,652,500	2.65	2.69	12,412,500	2.32	2.52

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

12.	Equity reserves (continued)

(b) Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the final $20.0 million of the loan facility (Note 10(a)). The warrants have an exercise price of $1.83 and expire three years from the date of issuance. All of these warrants remain outstanding as of June 30, 2017.

13.	Commitments and contractual obligations

As at June 30, 2017, the Company had contractual obligations totaling $191.8 million, relating to long-term debt (December 31, 2016 – $198.0 million). Contractual obligations related to the long-term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long-term debt, with no penalty, in whole or in part at any time. As at June 30, 2017, the long-term debt had a face value of $163.9 million (December 31, 2016 – $163.9 million).

In addition, the Company is a party to certain construction and engineering contracts relating to the construction of Project 5M.

The following table shows the Company’s contractual obligations as they fall due as at June 30, 2017:

				At June 30, At December 31,
	Within 1 year	1 - 5 years	Over 5 years	2017	2016
Long-term debt, related interest payments and withholding tax payments	12,610	179,164	-	191,774	198,028
Accounts payable and accrued liabilities	42,860	-	-	42,860	46,934
Asset retirement provision (undiscounted)	-	-	35,298	35,298	34,977
Mine operating/construction and other service contracts, open purchase orders	19,765	946	-	20,711	27,969
Total	75,235	180,110	35,298	290,643	307,908

14.	Contingencies

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject to.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defense on November 12, 2012. Godbri subsequently amended its claim in January 2013 and in March 2013, after which both the Company and Adansi Ghana filed further defenses. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without merit. Godbri has taken no further steps in the suit since June 2013.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

14.	Contingencies (continued)

Class Action Claim

The Company has been named as a defendant in a class action lawsuit which alleges the Company knowingly issued misleading technical disclosures. After reviewing the claim with technical experts and legal counsel, the Company is of the view that the complaint is without merit and will be defended. Litigation is inherently uncertain and, accordingly, its outcome cannot be predicted with any degree of certainty. The Company has not reserved any amount of expense or liability in connection with claim.

15.	Supplemental cash flow information

Changes in non-cash working capital consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Receivables	10,771	(320)	(59)	(372)
VAT receivable	6,975	(6,824)	2,998	(14,121)
Prepaid expenses	(1,651)	707	(64)	805
Inventories	(3,408)	(5,489)	(4,734)	(18,968)
Accounts payable and accrued liabilities	(5,623)	18,392	(5,456)	22,865
Total	7,064	6,466	(7,315)	(9,791)

16.	Finance expense

The following is a summary of finance expenses incurred during the three and six months ended June 30, 2017 and 2016:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Interest charges on Red Kite loan (Note 10(a))	(4,148)	(4,036)	(8,171)	(4,049)
Accretion charges for asset retirement obligation	(159)	(100)	(323)	(216)
Total	(4,307)	(4,136)	(8,494)	(4,265)

17.	Segmented information

Geographic Information

The Company has two reportable operating segments determined by geographical location. Ghana is the Company’s only segment with mining operations at present; Canada acts as a head office function. All revenues are derived from the mining and sale of precious metals to Red Kite under an offtake agreement (note 10(c)).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Segmented information (continued)

Geographic allocation of total assets and liabilities

June 30, 2017	Canada	Ghana	Total
	$	$	$
Total assets	33,553	647,455	681,008
Total liabilities	1,627	248,058	249,685

December 31, 2016	Canada	Ghana	Total
	$	$	$
Total assets	17,653	645,059	662,712
Total liabilities	3,008	243,279	246,287

Geographic allocation of the Statement of Operations and Comprehensive Income (Loss)

For the six months ended:

June 30, 2017
	Canada	Ghana	Total
	$	$	$
Revenue	-	129,722	129,722
Net income (loss) before tax	(4,944)	19,341	14,397
Deferred income tax expense	-	(5,376)	(5,376)
Net income (loss) after tax	(4,944)	13,965	9,021

June 30, 2016
	Canada	Ghana	Total
	$	$	$
Revenue	-	43,322	43,322
Net loss before tax	(6,445)	(4,384)	(10,829)
Deferred income tax expense	-	(5,566)	(5,566)
Net loss after tax	(6,445)	(9,950)	(16,395)

For the three months ended:

June 30, 2017
	Canada	Ghana	Total
	$	$	$
Revenue	-	60,191	60,191
Net income (loss) before tax	(2,444)	9,132	6,688
Deferred income tax expense	-	(5,479)	(5,479)
Net income (loss) before tax	(2,444)	3,653	1,209

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Segmented information (continued)

June 30, 2016
	Canada	Ghana	Total
	$	$	$
Revenue	-	43,322	43,322
Net loss before tax	(2,784)	(4,123)	(6,907)
Deferred income tax expense	-	(5,620)	(5,620)
Net loss after tax	(2,784)	(9,743)	(12,527)

18.	Financial instruments

As at June 30, 2017, the Company’s financial instruments consist of cash and cash equivalents, receivables, VAT receivable, reclamation bond, accounts payable and accrued liabilities, and long-term debt. The Company classifies cash and cash equivalents, receivables, VAT receivable and the reclamation bond as loans and receivables, and classifies accounts payable and accrued liabilities and long-term debt as other financial liabilities. All financial assets and liabilities are carried at amortized cost.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The risk exposure arising from these financial instruments is summarized as follows:

	(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The majority of the Company’s cash is held in highly-rated Canadian-based banking institutions, authorized under the Bank Act (Canada) to accept deposits. The risk of loss associated with cash investments is considered to be low. As at June 30, 2017, the Company had interest receivable of $nil (December 31, 2016 - $nil). In addition, the Company is subject to credit risk in relation the receivable balances relating to the sale of gold. The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (note 10(c)). Payments are routine in nature, scheduled and received within a contractually-agreed time frame. Total receivables from precious metal sales as at June 30, 2017 is $0.4 million (December 31, 2016 - $0.6 million). The risk associated with receivables from Red Kite as at June 30, 2017 is considered to be negligible.

The Company expects to receive VAT refunds on a regular basis from the Government of Ghana and makes monthly VAT filings (as required by law). The Company does not consider there to be a significant risk related to the VAT receivable balance as at June 30, 2017.

	(b)	Liquidity risk

The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company’s capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. As at June 30, 2017, the Company had a cash and cash equivalents balance of $54.9 million (December 31, 2016 – $59.7 million) and is generating positive cash flows from operations, allowing it to settle current accounts payable and accrued liabilities of $42.9 million (December 31, 2016 - $46.9 million) and current debt of $nil (December 31, 2016 - $0.5 million) (note 10(a)).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

18.	Financial instruments (continued)

	(c)	Market risk

		(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited to its loan agreement with Red Kite (Note 10), which is subject to an interest rate of LIBOR plus 6% with a minimum LIBOR of 1%.

With other variables unchanged, a 1% change in the annualized interest rate would not result in a material change in the Company’s interest expense for the three and six months ended June 30, 2017.

		(ii)	Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (C$), South African Rand (ZAR) and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position and cash flows. The Company at present has not entered into any derivative instruments or forward contracts to reduce its exposure to currency risk; however, management monitors differing currency needs and seeks to reduce exposure to currency risks through exchanging currencies at what are considered to be optimal times.

		(iii)	Price risk

Price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s future cash flows will fluctuate due to changes in gold and silver prices. The Company has not hedged any precious metal sales as part of the Company’s overall strategy.

A 10% increase or decrease in the gold price during the three and six months ended June 30, 2017, with all other variables held constant, would have resulted in a $3.7 million and $8.0 million increase (decrease) to after-tax net income (loss), respectively (three and six months ended June 30, 2016 – $2.7 million for both periods presented).

19.	Earnings (loss) per share attributable to common shareholders

For the three and six months ended June 30, 2017, the calculation of basic and diluted earnings per share is based on the following data:

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

19.	Earnings (loss) per share attributable to common shareholders (continued)

	Three months ended	Six months ended
	June 30, 2017	June 30, 2017
Earnings ($)
Net income attributable to common shareholders	687	8,499

Number of shares
Weighted average number of ordinary shares - basic	203,426,633	203,214,328
Effect of dilutive share options and warrants	2,794,582	5,068,844
Weighted average number of ordinary shares - diluted	206,221,215	208,283,172

Excluded from the calculation of diluted weighted average shares outstanding for the three and six months ended June 30, 2017 are nil and 27,055 share-based options, respectively, that were determined to be anti-dilutive.

For the three and six months ended June 30, 2016, the effect of dilutive securities was anti-dilutive given the Company realized a net loss in both periods.